Alston&Bird llp
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
404-881-7000
Fax: 404-881-7777
www.alston.com

Jason W. Goode	Direct Dial: 404-881-4421	E-mail: jason.goode@alston.com
November 14, 2008
VIA OVERNIGHT DELIVERY
Mr. Michael McTiernan, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549

Re:	AmREIT Monthly Income & Growth Fund IV, L.P.
Amendment No. 2 to Form 10
File No. 0-53203
Dear Mr. McTiernan:
     This letter sets forth the responses of our client, AmREIT Monthly Income & Growth Fund IV, L.P. (the “Issuer”), to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in your letter dated September 18, 2008. The Issuer has today filed an amended Form 10 (“Amendment No. 3”) via EDGAR. For your convenience, we have set forth each of your comments followed by the relevant response. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 3.
Amendment No. 2 to the Form 10 dated August 29, 2008
Note 7 – Subsequent Events, page F-8
1. COMMENT: As noted in your response to comment 7, in the next amendment of this filing please include audited financial statements required by Rule 8-06 of Regulation S-X for Woodlake Square, Westheimer Gessner and Village on the Green. Similarly advise us how you considered your investment in Shadow Creek.
     RESPONSE: We have included in Amendment No. 3 audited financial statements required by Rule 8-06 of Regulation S-X for Woodlake Square, Westheimer Gessner and Village on the Green. Additionally, we have filed unaudited financial statements for Shadow Creek Ranch. With respect to the Shadow Creek Ranch financial statements, enclosed please find a letter dated May 27, 2008 from Ms. Louise Dorsey wherein she indicated that the Staff would not object to providing the 2007 financial
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Mr. Michael McTiernan, Special Counsel
November 14, 2008

statements on an unaudited basis. We obtained this letter in connection with REITPlus, Inc.’s financial reporting requirements. REITPlus, Inc., a non-traded REIT registrant, is an affiliate of the Issuer and owns 10% of Shadow Creek Ranch.
Form 10-Q for the Six Months Ended June 30, 2008
Financial Statements and Notes

Note 4 – Acquired Lease Intangibles, page 10
2. COMMENT: We note that you acquired below-market leases as of June 30, 2008 that you are accreting as an adjustment to rental income over the remaining lease term. The value of the below market leases should be based on the remaining non-cancelable lease term plus any fixed rate renewal options, if applicable. The resulting value would be amortized over the remaining non-cancelable lease term plus any fixed rate renewal periods, if applicable. Please clarify whether the utilization of this methodology is consistent with your utilization of the remaining term of the leases. Similarly consider updating your significant accounting policies to clarify your treatment of above and below-market leases.
     RESPONSE: The Issuer confirms that the value of the below-market leases was based on the remaining non-cancelable lease term plus any fixed rate renewal options, and the resulting value of the below-market leases is amortized over the remaining non-cancelable lease term plus any fixed rate renewal periods. The Issuer has updated its significant accounting policy disclosure to clarify this amortization treatment in its Form 10-Q for the quarter ended September 30, 2008.
Note 10 – Real Estate Acquisitions and Dispositions, page 13
3. COMMENT: Your disclosure indicates that you acquired Village on the Green for approximately $3.2 million and accounted for the transaction as a purchase under SFAS 141. Per page 4, we also note you placed $6.2 million in debt that was funded directly to the buyer. Please clarify why the $6.2 million in debt was not considered as part of the total purchase price for this property. In addition, please explain how this transaction is reflected in your Statement of Cash Flows. Finally, discuss the consideration you gave to including disclosures required by paragraph 51 of SFAS 141, specifically as it relates to including the purchase price allocation.
     RESPONSE: The Issuer has revised its disclosure in its Form 10-Q for the quarter ended September 30, 2008 to reflect that it acquired Village on the Green for $8.8 million rather than for $3.2 million. The $6.2 million in debt assumed has been considered in that purchase price. The Issuer has reflected the debt assumption as a non-cash transaction which has been supplementally disclosed as such on the face of the cash flow statement for the six months ended June 30, 2008. The Issuer considered it as a non-cash transaction given that there was no exchange of cash between the parties as part

Mr. Michael McTiernan, Special Counsel
November 14, 2008

of the debt assumption; rather, the Issuer assumed the seller’s obligation under the debt agreement and funded cash to the seller only for the seller’s equity in the property.
     The Issuer notes the Staff’s comment with respect to the disclosures required by paragraph 51 of SFAS 141 and has added such disclosures to Footnote 10 of its Form 10-Q for the quarter ended September 30, 2008.
Certifications
4. COMMENT: We note that the certifications filed with your Form 10-Q includes the introductory language referring to internal control over financial reporting in paragraph 4 and paragraph 4(b) when you have not included a management’s report on internal control. Please refer to Items 308 and 601(b)(31)(i) of Regulation S-K and revise your certifications accordingly.
     RESPONSE: Per our telephone conversations with the Staff, the Issuer intends to reflect this comment in its certifications filed with its subsequent Quarterly Reports on Form 10-Q to the extent that a management’s report on internal control has not yet been included.
     The Issuer acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking action with respect to the filing, and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-7986.
Sincerely,
/s/ Jason W. Goode
Jason W. Goode
Partner
JWG:kgh
Enclosure
cc: Mr. Chad C. Braun

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546
May 27, 2008
By U.S. Mail and Fax 713-850-0498
Mr. Chad C. Braun
AmREIT
8 Greenway Plaza, Suite 1000
Houston, Texas 77046

Re:	REITPlus, Inc. (“the company”)
File No.: 333-143415
Dear Mr. Braun:
     In your letter dated May 16, 2008, you requested that the staff waive the requirement to provide audited financial statements of Shadow Creek Ranch (“Shadow Creek”) for the year 2007. Shadow Creek is a shopping center that was under construction during 2007 and construction was completed in April 2008. 48% of the retail space was leased out by December 31, 2007. On May 12, 2008, the company acquired a 5% interest in a joint venture that owns Shadow Creek, which 5% interest is significant to the company.
     The staff will not waive the requirement to provide financial statements of Shadow Creek. However, the staff would not object if the financial statements of Shadow Creek for 2007 are presented on an unaudited basis. The appropriate interim period financial statements of Shadow Creek for 2008 also should be provided.
     The conclusion reached in this letter is based solely on the information provided in your letter. Different or additional facts and circumstances may result in different conclusions. If you have any questions regarding this letter, please call me at (202) 551-3511.

Sincerely,

Louise M. Dorsey
Associate Chief Accountant